MANUALLY EXECUTED COPY

3-1-02
1-13758

944747

SECURITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

PRESS RELEASE

PORTUGAL TELECOM REPORTS AUDITED 2001 YEAR END RESULTS

Lisbon, Portugal, March 13, 2002 – Portugal Telecom ("PT") (BVLP: PTCO.IN; NYSE: PT) today announced its results for the year ended December 31, 2001. Consolidated operating revenues rose to Euro 5,727 million (Euro 4,906 million based on proportional consolidation of Telesp Celular Participações), whilst EBITDA amounted to Euro 2,124 million (Euro 1,854 million assuming proportional consolidation of Telesp Celular Participações). Net income for the period amounted to Euro 307 million.

PT's financial results have been prepared in accordance with Portuguese GAAP and include the results of Telesp Celular Participações ("TCP"), in which PT has a 41.23% economic interest, on a fully consolidated basis. Given the level of its economic interest in TCP, PT believes that it is helpful for investors to review its financial performance using the proportional consolidation method for TCP. This press release provides PT's results using both methods, although as indicated the financial information presented here is discussed and analysed on the basis of proportional consolidation[1].

CONSOLIDATED FINANCIAL HIGHLIGHTS
(amounts stated in millions of Euro)

	2001 Fully	2000 Fully	2001 Prop[1]	2000 Prop	Δ % Prop	4Q01 Prop	4Q00 Prop	Δ % Prop
Operating Revenues	5,726.6	5,146.2	4,906.4	4,189.5	17.1%	1,266.0	1,341.8	(5.7%)
Operating Costs	4,558.8	4,209.5	3,842.5	3,372.5	13.9%	949.7	1,184.7	(19.8%)
EBITDA [2]	2,124.0	1,958.2	1,854.5	1,647.5	12.6%	461.3	418.6	10.2%
Operating Income	1,167.8	936.8	1,063.9	817.0	30.2%	316.3	157.1	101.3%
Net Income	307.4	540.3	307.4	540.3	(43.1%)	(14.2)	190.4	(107.4%)
Investments, of which:	3,836.7	3,665.0	3,274.3	3,383.9	(3.2%)	785.6	882.7	(11.0%)
Capex	1,316.2	1,347.3	1,047.1	1,093.5	(4.2%)	372.1	530.5	(29.9%)
Financial	2,520.5	2,317.7	2,227.2	2,290.4	(2.8%)	413.4	352.2	17.4%
EBITDA - Capex	807.8	610.9	807.4	554.0	45.7%	89.2	(111.9)	n.m.
Margins (%)								
EBITDA Margin [3]	37.1%	38.1%	37.8%	39.3%	(1.5 p.p.)	36.4%	31.2%	5.2 p.p.
EBITDA/Net Interest	7.1	7.6	7.7	7.6	n.m.	5.9	7.6	(1.7 p.p.)

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in 2001 and 2000.
(2) EBITDA = Operating Income + Depreciation and Amortization.
(3) EBITDA Margin = EBITDA / Consolidated Operating Revenues.

[1] PT owns 41.23% of the economic interest and 85% of the voting rights in TCP. The proportional consolidation of TCP is based on PT's economic interest of 41.23% in 2001 and 2000.

1. HIGHLIGHTS

- Consolidated Operating Revenues climbed 17.1% to Euro 4,906 million, assuming proportional consolidation of TCP. This performance was achieved against a devaluation of the Brazilian Real (R$) in year 2001 of 19.6%.
- EBITDA, assuming proportional consolidation of TCP, rose 12.6% to Euro 1,854 million, equivalent to a margin of 37.8%. TCP's 41.23% economic interest owned by PT accounted for 10.2% of consolidated proportional EBITDA.
- Consolidated Net Income amounted to Euro 307 million compared to Euro 540 million last year.
- Extraordinary costs for year 2001, included Euro 184 million of curtailment costs and Euro 55 million of amortization of goodwill of GT.
- Capital expenditure, assuming proportional consolidation of TCP, decreased 4.2% to Euro 1,047 million in 2001 and was equivalent to 21.3% of revenues.
- EBITDA minus Capex, assuming proportional consolidation of TCP, amounted to Euro 807 million, a rise of over 45.7% compared to year 2000.
- Number of employees of the fixed line business unit, PT Comunicações ("PTC") were reduced further by 6.6% to approximately 10.3 thousand employees. Productivity measured in terms of main lines per employee increased to 418.
- PT Group fully consolidated net debt now stands at Euro 5,456 million. Average maturity is 5.4 years and the pre-tax cost of debt in Portugal was 4.1%. The pre-tax cost of debt including loans in Brazil, was 6.1%. The gearing ratio at the end of 2001 was 53.3% whilst the EBITDA cover was 7.7 times, on the basis of proportional consolidation of TCP.
- In light of the strong cash flow performance and robust balance sheet, the PT Board of Directors has agreed to propose to the Annual Shareholders Meeting, the reinstatement of a cash dividend amounting to Euro 125.4 million, equivalent to Euro 0.10 per share and approximately 40% of Net Income.
- The auditors' report on PT's Portuguese GAAP financial statements for the year ended December 31, 2001 includes a scope limitation, related with the fact that PT was unable to conclude whether there exists an impairment of the goodwill relative to its financial investment in TCP. As a result, PT auditors were also unable to reach a conclusion on this matter. See "Basis of Presentation of the Results" for more details.

2. OVERVIEW

CONTRIBUTION BY BUSINESS LINE: REVENUES AND EBITDA

2001 Prop[(1)]	Revenues[(2)]			EBITDA		
	Euro mn	%	Δ y.o.y	Euro mn	%	Δ y.o.y
PT Comunicações	2,184.6	44.5%	11.7%	1,044.8	56.4%	2.1%
PT Prime	215.9	4.4%	22.1%	26.8	1.4%	(24.0%)
TMN	1,171.9	23.9%	17.9%	538.4	29.0%	37.8%
Telesp Celular	574.1	11.7%	(15.3%)	189.1	10.2%	(14.0%)
PT Multimedia	592.9	12.1%	161.6%	42.6	2.3%	n.m.
Other	167.0	3.4%	6.0%	12.8	0.7%	n.m.
TOTAL	4,906.4	100.0%	17.1%	1,854.5	100.0%	12.6%

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in 2001 and 2000.

(2) Revenues are consolidated and therefore adjusted for intra-group transactions. The revenue analysis presented in this section by business line is based on non-consolidated revenues.

CONTRIBUTION BY BUSINESS LINE: EBITDA minus CAPEX

Euro mn	Prop[(1)]			Fully		
	2001	2000	Δ %	2001	2000	Δ %
PT Comunicações	718.1	711.8	0.9%	718.1	711.8	0.9%
PT Prime	(39.9)	(32.8)	(21.7%)	(39.9)	(32.8)	(21.7%)
TMN	255.1	38.1	569.5%	255.1	38.1	569.5%
Telesp Celular	0.3	41.9	(99.3%)	0.7	101.4	(99.3%)
PT Multimedia	(100.9)	(148.7)	32.1%	(100.9)	(148.7)	32.1%
Other	(25.3)	(56.3)	n.m.	(25.3)	(59.0)	n.m.
TOTAL	**807.4**	**554.0**	**45.7%**	**807.8**	**610.9**	**32.2%**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in 2001 and 2000.

- PTC has continued to respond well to increased competition and reached year end with an estimated 92% market share of outgoing minutes after two years of full liberalization. The number of access lines in service now stand at 4.3 million. Fixed network usage measured in minutes increased 8.0% to 11.0 minutes per line, whilst ISDN and voice mail penetration reached 18.6% and 34.6% respectively. Operating revenues amounted to Euro 2,423 million, a rise of 11.8% over last year. This performance has been achieved against a backdrop of loss of market share, continued reduction in tariffs for regional, national long distance and international calls and the negative impact of the change in the Internet access traffic regime. EBITDA in year 2002 increased 2.2% to Euro 1,046 million, equivalent to a margin of 43.2%. The EBITDA margin in year 2001 would have increased by approximately 2 percentage points over the year 2000 margin of 47.2%, on a like for like basis, excluding the impact in the change of ownership of fixed to mobile calls and Internet access traffic, Capex amounted to Euro 327 million, equivalent to 13.5% of revenues. Staffing levels have been reduced by 6.6% to approximately 10.3 thousand employees.

- PT Prime saw corporate Internet capacity sales climb 136.4% over last year and the number of broadband connections, based on to ATM network, also increased by 42.4%. PT Prime's operating revenues amounted to Euro 268 million, a 19.4% rise over year 2000. EBITDA amounted to Euro 27 million, equivalent to a margin of 10.0%. Capex in the period amounted to Euro 67 million.

- TMN added 283 thousand subscribers to its customer base in the fourth quarter taking the total number of net additions in 2001 to 966 thousand. Over 18% of the net additions in the period were postpaid customers. At the end of 2001, TMN had 3.9 million active customers, a rise of 32.9% over last year. In year 2001, TMN's market share of net adds reached 50% and the market share of minutes of traffic stood at above 50%. Operating revenues in the period climbed 31.2% to Euro 1,394 million on the back of strong customer growth. Data services accounted for 5.9% of service revenues compared to a 3.6% contribution booked in year 2000. EBITDA amounted to Euro 537 million, a rise of 37.4% over last year and equivalent to a margin of 38.5% in the period. Strong subscriber growth and seasonality resulted in an ARPU in the fourth quarter of Euro 29.6 compared to Euro 31.2 in the third quarter and overall SACs increased by 2.0% to Euro 63.1 in the fourth quarter from Euro 61.9 in the third quarter. CCPU decreased by 4.8% to Euro 16.6 in 2001 from Euro 17.4 in year 2000. Capex amounted to Euro 283 million, equivalent to 20.3% of revenues and substantially lower than the 33.2% level recorded last year.

- TCP added 113 thousand subscribers in the fourth quarter and 802 thousand subscribers in 2001 with an estimated 77% market share of net customer additions and 65% of total market customers in 2001. TCP had 5,104 thousand customers at the end of 2001 following the disconnection of 200,000 inactive cards from its subscriber database an increase of 18.6% over the same period last year. Operating Revenues in 2001 amounted to Euro 1,402 million, a drop of 14.7% over last year, due to the devaluation of 19.6% of the Brazilian Real, lower sales of equipment and a 15.4% drop in ARPU to R$ 44. EBITDA amounted to Euro 459 million, equivalent to a margin of 32.7%. This margin performance was achieved in great part due to a significant reduction of SACs, which amounted to R$ 130 in the fourth quarter compared to R$ 135 in the third quarter and R$ 169 in the second quarter. Stated in Brazilian Reais, Operating Revenues and EBITDA increased 6.1% and 7.9% over 2000, respectively, on the back of a strong reduction of handset subsidies for pre-paid customers and increased focus on post-paid subscribers. Capex in the period amounted to Euro 458 million, equivalent to 32.7% of revenues.

- Global Telecom ("GT") added 139 thousand subscribers to its customer base in the fourth quarter taking the total number of net additions in 2001 to 399 thousand. At the end of year 2001 GT had 862 thousand customers, equivalent to a market share in the States of Paraná and Santa Catarina of 35%, compared to the 25% market share which it had at the end of year 2000. These market share gains have been achieved on the back of the successful launch by GT of TCP's pre-paid Baby product. Revenues and EBITDA for the full year amounted to R$ 426 million and negative R$ 100 million, respectively. Capex in the period amounted to R$ 413 million, equivalent to 97% of revenues.

- PT Multimedia ("PTM") reached 1,160 thousand pay-tv subscribers at end of 2001, a rise of 22.1% over last year. The penetration of the cable-tv service to homes passed now stands at 45.2% and the overall pay-to-basic ratio reached 63.4%. ISP customers totalled 682,000 and the Sapo network registered 171 million page views and 2 million unique visitors per month in December 2001. Lusomundo sold 14.7 million movie tickets in Portugal and Spain and reinforced its position as the leading daily newspaper and news radio station in the Portuguese market. Consolidated revenues of PTM rose 152.5% to Euro 625.8 million in 2001. EBITDA amounted to Euro 43 million, equivalent to a margin of 6.8%. Capex in the period amounted to Euro 144 million.

3. FOURTH QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

- Portugal Telecom International Finance, B.V., PT's wholly-owned subsidiary, issued Euro 550 million of convertible bonds due 2006, to further enhance PT's overall financial flexibility.

- TCP and GT substantially completed the re-structuring of their debt portfolios reducing the overall cost of funding and currency exposure. As of December 31, 2001 over 75% of the debt was fully hedged.

- Anacom (the Portuguese Telecoms Regulator, formerly known as ICP) confirmed that it would not require a 2002 launch of the UMTS service. Anacom is currently seeking a 2003 UMTS launch but has stated that it will review its position at the end of 2002.

- TMN signed a contract with OniWay for the sharing of infrastructure and provision, on an exclusive basis, of National Roaming Services utilizing GSM/GPRS technology. The contract has a term of five years and is expected to result in savings on overall capex at TMN and improvement of the occupancy and rate of return of current and planned TMN infrastructure investments.

- Following the tender offer for PT Multimedia.com ("PTM.com") shares, on December 3, 2001 PTM acquired 104,478,676 PTM.com shares, increasing its stake in PTM.com to 98.76%. The total number of PTM shares issued in exchange for this tender offer was 29,926,128. Recently, PTM announced an offer to acquire the remaining 4,186,593 PTM.com shares that it does not already own and subsequently delist the company. The price of this offer is Euro 1.93 for each PTM.com share.

- Portugal Telecom International Finance, B.V. issued Euro 600 million of bonds due 2005.

- PT completed the first tranche of a cross border sale and lease back of qualified technological equipment ("QTE") comprising certain GSM assets with a market value of Euro 233 million and a net book value of Euro 174 million.

4. BASIS OF PRESENTATION OF THE RESULTS

- PT currently owns 41.23% of the economic interest of TCP. Until December 31, 1999, PT proportionally consolidated the financial information of TCP. As a result of PT's increased interest in TCP, in year 2000, PT started to consolidate fully TCP's results. Where information is provided and discussed in this release on the basis of proportional consolidation, it is on the basis of PT's economic interest in TCP of 41.23% in 2000 and 2001.

- From October 1, 2000, the ownership of fixed to mobile traffic was transferred to the fixed line operators. The financial information for the first nine months of year 2000 referred to in this press release has been presented under the previous regulatory regime.

- Following the acquisition by TCP of an economic interest of 83% in the holding companies that control GT, the financial results of GT for the months of February through to December of year 2000 have been accounted for by TCP using the equity method.

- As a result of the acquisition and ownership of 100% of the share capital of Lusomundo by PTM, Lusomundo's financial results have been fully consolidated as from January 1, 2001.

- PT Sistemas de Informação (PT SI), a 95% owned IT subsidiary, has been fully consolidated as from January 1, 2001. In the year 2000 PT owned 51% of the share capital of this subsidiary, which was excluded from consolidation because control was exercised by other shareholders. PT SI has revenues of Euro 22 million and EBITDA of Euro 3 million.

- The revenues relating to Internet access has been progressively reallocated from PTC to the ISPs until October 31, 2001. PTC now collects revenues from customers who use its wireline network to connect in the Internet and remets such revenues to the ISPs. In return PTC receives a call origination charge from the ISPs and the cost incurred on invoicing customers on behalf of the ISPs, if PTC is requested to invoice the customers. The financial information for the first nine months of year 2001 has been presented under the previous regulatory regime.

- According to the IAS 21 rule, which has been revised in light of the IAS 39 rule, in effect as of January 1, 2001, PT has had to determine and measure the effectiveness of its exchange rate risk hedging instruments. This new procedure has resulted in the recognition of exchange rate losses or gains occurred during the period, in the profit and loss account of PT.

- PT's Portuguese GAAP financial statements for the year ended December 31, 2001 have been qualified by its auditors. This qualification consists of a scope limitation, related with the fact that it was not possible at the time of the audit to state any conclusions relative to the ability of PT to recover in full the goodwill relative to its financial investment in TCP (approximately Euro 3,114 million). As explained in Note 10 of the footnote disclosures to PT financial statements as of December 31, 2001, the effects of any adjustment to goodwill relative to TCP that could eventually be required cannot be determined at this time, as there are pending various ongoing activities, such as a valuation exercise of TCP being conducted relative to the incorporation of the joint venture with Telefonica, as well as a recently announced capital increase by TCP to be conducted in the first half of 2002. The actual size of the capital increase, the number and class (preferred or common) of shares to be issued, as well as the percentage which PT will underwrite are not yet determined. The outcome of this capital increase should have a material effect on the book value per share of PT's financial investment in TCP. As this capital increase is anticipated to be completed in the first half of 2002, PT expects that any adjustments that may eventually be necessary to goodwill of TCP will be determined by the time of submission of its Form 20-F Annual Report to the U.S. Securities and Exchange Commission by June 30, 2002 and will be included in the financial statements filed with its Form 20-F Annual Report. Any adjustment to goodwill of TCP would be reflected as a charge against net income in PT's financial statements filed with its Form 20-F. Such a charge would be noncash in nature and will not have a direct effect on PT's cash flows from its ongoing business activities.

5. CONSOLIDATED RESULTS

Operating revenues

Consolidated operating revenues of PT amounted to Euro 4,906 million, a rise of 17.1% over 2000, on the basis of proportional consolidation of TCP. The breakdown of PT's consolidated revenues by business line are as set out below:

CONSOLIDATED OPERATING REVENUES
(amounts stated in millions of Euro)

	2001 Fully	2000 Fully	2001 Prop[1]	2000 Prop	Δ % Prop	4Q01 Prop	4Q00 Prop	Δ % Prop
PT Comunicações	2,184.6	1,956.4	2,184.6	1,956.4	11.7%	519.4	580.0	(10.5%)
Fixed Telephone Service	1,712.8	1,541.2	1,712.8	1,541.2	11.1%	400.8	476.1	(15.8%)
Wholesale	268.1	218.1	268.1	218.1	22.9%	65.8	56.2	17.1%
Other	203.7	197.1	203.7	197.1	3.3%	52.8	47.7	10.8%
PT Prime	215.9	176.8	215.9	176.8	22.1%	56.4	58.6	(3.9%)
TMN	1,171.9	994.3	1,171.9	994.3	17.9%	328.2	258.8	26.8%
Telesp Celular	1,401.2	1,643.8	574.1	677.8	(15.3%)	143.1	321.6	(55.5%)
PT Multimedia [2]	592.9	226.7	592.9	226.7	161.6%	173.4	65.7	164.0%
Other	160.2	148.3	167.0	157.5	6.0%	45.4	57.1	(20.6%)
Total Revenues	**5,726.6**	**5,146.2**	**4,906.4**	**4,189.5**	**17.1%**	**1,265.9**	**1,341.8**	**(5.7%)**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in 2001 and 2000.
(2) PT Multimedia's financials for 2001 includes Lusomundo.

PTC consolidated revenues amounted to Euro 2,185 million, a rise of 11.7% achieved mainly as a result of the change of ownership of the fixed to mobile traffic and growth in wholesale business. Not considering the change in the ownership of fixed to mobile traffic, PTC's revenues would have decreased by 3.0% due to loss of market share and reduction in tariffs.

PT Prime consolidated revenues amounted to Euro 216 million, an increase of 22.1%, which was achieved on the basis of strong growth in Internet, outsourcing, web solutions and broadband services.

TMN consolidated revenues saw a 17.9% rise driven mainly by subscriber growth. TCP revenues in Euros decreased by 15.3% mainly due to a 19.6% devaluation of the Real. In Brazilian Reais TCP revenues increased 6.1% in the period.

PTM consolidated revenues amounted to Euro 593 million, a triple digit rise mainly as a result of the full consolidation of Lusomundo as from January 1, 2001.

EBITDA

EBITDA, assuming proportional consolidation of TCP, increased by 12.6%, as a result of the resilient performance of PTC, strong growth of TMN in Portugal and increased contribution from PTM. The EBITDA contribution by business line is as set out below:

EBITDA CONTRIBUTION BY BUSINESS LINE
(amounts stated in millions of Euro)

	2001 Fully	2000 Fully	2001 Prop[1]	2000 Prop	Δ % Prop	4Q01 Prop	4Q00 Prop	Δ % Prop
PT Comunicações	1,044.8	1,023.6	1,044.8	1,023.6	2.1%	248.1	227.5	9.1%
PT Prime	26.8	35.3	26.8	35.3	(24.0%)	3.6	12.1	(70.2%)
TMN	538.4	390.7	538.4	390.7	37.8%	149.8	103.6	44.6%
Telesp Celular	458.6	533.4	189.1	220.0	(14.0%)	46.6	103.5	(55.0%)
PT Multimedia [2]	42.6	(44.9)	42.6	(44.9)	n.m.	13.3	(12.7)	n.m.
Other	12.8	20.1	12.8	22.8	n.m.	(0.1)	(15.4)	n.m.
Total EBITDA	**2,124.0**	**1,958.2**	**1,854.5**	**1,647.5**	**12.6%**	**461.3**	**418.6**	**10.2%**
EBITDA Margin	37.1%	38.1%	37.8%	39.3%	(1.5 p.p.)	36.4%	31.2%	5.2 p.p.

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in 2001 and 2000.
(2) PT Multimedia's financials for 2001 includes Lusomundo.

Notwithstanding increased competition following full liberalisation, PTC's EBITDA in 2001 amounted to Euro 1,045 million, a 2.1% increase over the previous year. This year, PTC has been able to post a 43.1% EBITDA margin in year 2001. This performance was achieved in part as a result of the implementation of effective cost control measures including employee reductions.

PT Prime's EBITDA amounted to Euro 27 million, equivalent to a margin of 10.0%. PT Prime continues to see good demand for its products and services but its performance has been affected by the impact of leased line costs on its overall cost structure and continued pressure on the pricing of its services due to strong competition. Moreover, PT Prime's performance is still being impacted by start up costs of new businesses, such as B2B and web enabling solutions.

TMN's EBITDA in 2001 rose 37.8% to Euro 538 million as a result of strong subscriber growth and tight cost control, particularly of subscriber acquisition costs. EBITDA margin in year 2001 reached 38.6%, a 1.8 p.p. improvement over 2000.

TCP's EBITDA in 2001, on the basis of proportional consolidation, amounted to Euro 189 million, a decrease of 14.0% over 2000. The contribution of TCP has been impacted by the devaluation of the Real. In Brazilian Reais TCP's EBITDA increased by 7.9%. The EBITDA margin in 2001 was 32.7%. Under Brazilian GAAP, the margin was 32.1%

PTM's contribution to Group EBITDA amounted to Euro 43 million, already reflecting the impact of consolidation of Lusomundo, and equivalent to a margin of 6.8%.

Operating Costs

Consolidated operating costs, on the basis of proportional consolidation of TCP, amounted to Euro 3,843 million, an increase of 13.9% over 2000, compared to a rise of 17.1% in consolidated revenues. Depreciation and amortization fell and as a result EBIT margin improved to 21.7%, 2.2 p.p. higher than in year 2000.

Wages and salaries amounted to Euro 633 million in 2001 compared to Euro 539 million booked in year 2000. The increase of Euro 94 million is due to the full consolidation of Lusomundo and PT SI, which accounted for Euro 93 million and Euro 15 million additional costs, respectively. Overall, wages and salaries currently represent 12.9% of consolidated operating revenues, the same level as in the previous year.

Post retirement benefits increased 25.2% to Euro 141 million due to increased numbers of retired and early-retired ex-employees, as a result of workforce reduction programmes in PTC.

The cost of telecommunications amounted to Euro 618 million in comparison to Euro 375 million booked in year 2000. The increase of Euro 243 million is explained by the change of fixed to mobile traffic ownership from the mobile operators to PTC (Euro 128 million) and growth of mobile traffic (Euro 87 million).

During 2001, depreciation and amortization decreased 4.8%, or the equivalent Euro 40 million to Euro 791 million. This reduction resulted basically from the change in the amortization criteria for the assets acquired in year 2001, which were amortized as from the month of its acquisition where in 2000 a full year amortization was recorded. The largest drop was booked in PTC, which saw its depreciation and amortization charge decrease by Euro 62 million. This decrease was also a result of the reduced investment in this business line.

Maintenance and repairs rose 11.5% to Euro 118 million due to higher activity in PT Prime and TMN, whilst the 43.1% increase in the cost of raw materials and consumables was explained by adverse weather conditions in the beginning of 2001, which resulted in increased repairs in the fixed telephone service.

Marketing and publicity costs amounted to Euro 115 million, a drop of 11.9% from the Euro 131 million booked in year 2000.

Other general and administrative costs rose Euro 166 million or 25.0% to Euro 828 million. This was accounted for by the full consolidation of Lusomundo (Euro 90 million) and PT SI (Euro 25 million) and an increase in the costs of specialized works and outsourcing in PT Prime and TMN. In year 2001 in PTC the general and administrative costs were kept under strict control and remained at the same level of year 2000.

Net Income

Net interest in 2001 amounted to Euro 239 million. Other net financial costs reached Euro 179 million. This includes Euro 94 million losses in 2001, related with recognition of the exchange rate losses/gains of derivative instruments used by PT to hedge currency risk, which in accordance with IAS 21 complemented by the efficiency criteria established by IAS 39, have to be booked in the profit and loss account; in previous years these exchange losses/gains were recorded in equity. The Euro/USD exchange rate at the end of 2000 was 0.9305, which compares with a rate of 0.8813 at the end of 2001.

Total goodwill amortization in the period amounted to Euro 152 million, a rise of 53.1% mainly due to the acquisition of Lusomundo by PTM.

Based on the proportional consolidation of TCP, losses on equity in earnings of affiliated companies increased to Euro 199 million for full year 2001. These losses are mainly accounted for by the performance of two start up mobile investments of PT namely Médi Telecom and GT, which booked losses of Euro 66 million and Euro 128 million, respectively.

The Extraordinary Items booked in this period include a capital loss of Euro 55 million, due to an extraordinary amortization of GT goodwill by TCP, and capital gains resulting from the sale of assets; these include a Euro 200 million capital gain, resulting from the disposal of an interest of 15.76% of PTM.com's share capital, and approximately R$ 90 million gain resulting from the non-monetary transaction comprising the exchange of the investment in Zip.net for the 17.9% investment in UOL. Curtailment costs and severance associated with the work force reduction program amounted to Euro 184 million in 2001, against Euro 253 million in 2000.

Consolidated Net Income amounted to Euro 307 million in 2001, a 43.1% decrease over last year.

6. INVESTMENT

Total investments including capex amounted to Euro 3,274 million, on a proportionately consolidated basis. Financial investments amounted to Euro 2,227 million and include the cost of acquisition and financing of GT and acquisition of Lusomundo.

The breakdown of investment by business line was as set out below:

INVESTMENT BY BUSINESS LINE
(amounts stated in millions of Euro)

	2001 Fully	**2000** Fully	**2001** Prop[(1)]	**2000** Prop	**Δ %** Prop	**4Q01** Prop	**4Q00** Prop	**Δ %** Prop
PT Comunicações	326.7	313.2	326.7	313.2	4.3%	122.5	136.5	(10.3%)
PT Prime	107.3	358.3	107.3	358.3	(70.1%)	31.7	326.7	(90.3%)
TMN	283.3	352.6	283.3	352.6	(19.7%)	92.3	180.9	(49.0%)
Telesp Celular	1,767.2	1,447.4	1,204.7	1,166.3	3.3%	191.4	104.9	82.5%
PT Multimedia	1,197.8	941.5	1,197.8	941.5	27.4%	320.7	50.4	538.8%
Other	154.5	251.9	154.5	251.9	(38.7%)	25.8	83.3	(69.2%)
Total	**3,836.7**	**3,665.0**	**3,274.3**	**3,383.9**	**(3.2%)**	**785.6**	**882.7**	**(11.0%)**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in 2001 and 2000.

Capex measured in terms of a ratio to revenues has been falling consistently for the PT Group and is set out below:

CAPEX BY BUSINESS LINE
(amounts stated in millions of Euro)

	2001 Fully	2000 Fully	2001 Prop[1]	2000 Prop	Δ % Prop	4Q01 Prop	4Q00 Prop	Δ % Prop
PT Comunicações	326.7	311.8	326.7	311.8	4.8%	122.5	135.1	(9.3%)
PT Prime	66.7	68.1	66.7	68.1	(2.1%)	26.0	36.7	(29.2%)
TMN	283.3	352.6	283.3	352.6	(19.7%)	92.3	180.9	(49.0%)
Telesp Celular	457.9	432.0	188.8	178.1	6.0%	91.4	85.3	7.2%
PT Multimedia	143.5	103.8	143.5	103.8	38.2%	60.7	45.5	33.4%
Other	38.1	79.1	38.1	79.1	(51.8%)	(20.8)	47.0	(144.2%)
Total	**1,316.2**	**1,347.3**	**1,047.1**	**1,093.5**	**(4.2%)**	**372.1**	**530.5**	**(29.9%)**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in 2001 and 2000.

PTC and TMN have been managed with capex to revenues ratio of 13.5% and 20.3%, respectively. In both these business lines capex is running at 83.9% and 193.9% of depreciation and amortization, respectively.

7. CONSOLIDATED DEBT

PT's net debt as of December 31, 2001 amounted to Euro 5,318 million, on the basis of proportional consolidation of TCP, a rise of Euro 1,774 million compared to last year. The gearing ratio was 53.3% compared to 44.8% at the end of 2000. On a fully consolidated basis, the net debt amounted to Euro 5,456 million and the equivalent gearing ratio was 53.9%.

The rise in PT's net debt in the last quarter of 2001 was mainly due to the refinancing by PT of TCP's and GT's debt of Euro 416 million, and Euro 100 million, respectively, and higher translation of TCP's and GT's debt as a result of valorization of the Brazilian Real in the last quarter of the year 2001 (+16%). GT continues to be accounted for by TCP using the equity method, but as a result of the re-financing undertaken, GT's debt is now being included as part of PT's total debt. As of December 31, 2001, PT shareholder loans to TCP and GT amounted to Euro 1.6 billion, approximately 74.7% of their total debt, which at the end of year 2001 amounted to Euro 2,188 million. TCP has announced a R$ 2.5 billion rights issue and the proceeds will be used primarily to pay down debt. PT would expect to convert some of its debt into equity by subscribing for shares in the rights issue depending on market conditions and reduce its overall debt exposure to TCP and GT.

On a fully consolidated basis, approximately 97% of PT's debt is medium and long term following the issue of a Euro 1 billion bond in February 2001, a Euro 510 million syndicated loan signed in August 2001, a Euro 600 million bond issue in November 2001 and a Euro 550 million convertible bond issued in November 2001. TCP's total debt amounted to R$ 2,254 million. PT's average cost of debt for the full year of 2001 including the loans in Brazilian Reais was approximately 6% on a fully consolidated basis.

As of December 31, 2001 65.5% of PT's consolidated debt was denominated in Euros, 30.3% in US Dollars and 3.6% in Brazilian Reais. Over 75% of debt in PT's Brazilian subsidiaries is now either Real denominated or has been swapped into Real.

The breakdown of PT's consolidated debt is as set out below:

CONSOLIDATED DEBT
(amounts stated in millions of Euro)

	Dec. 31, 2001		Dec. 31, 2000		Δ %
	Full	Prop[(1)]	Full	Prop	Prop
Short Term	**1,319.3**	**1,199.0**	**1,389.0**	**1,235.6**	**(3.0%)**
Bank Loans	360.1	267.7	1,044.5	911.6	(70.6%)
Bond Loans	197.0	197.0	49.9	49.9	294.8%
Other Loans	762.2	734.2	294.6	274.1	167.9%
Medium and long term	**5,428.3**	**5,387.4**	**2,815.2**	**2,661.4**	**102.4%**
Convertible Bond	1,059.0	1,059.0	509.4	509.4	107.9%
Other Bond Loans	2,724.7	2,724.7	1,124.7	1,124.7	142.3%
Bank Loans	1,451.1	1,410.3	1,168.3	1,014.5	39.0%
Other Loans	193.5	193.4	12.8	12.8	n.m.
Total Indebtedness	**6,747.6**	**6,586.4**	**4,204.2**	**3,897.0**	**69.0%**
Cash and Short Term-Investments	1,291.5	1,268.1	472.2	352.3	259.9%
Net Debt	**5,456.1**	**5,318.3**	**3,732.0**	**3,544.7**	**50.0%**
Shareholders Loans, of which:					
PT Multimedia	677.8	677.8	424.4	424.4	59.7%
TCP (including GT)	1,633.1	1,633.1	-	-	n.a.

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% as of December 31, 2001 and as of December 31, 2000.

8. EMPLOYEES

At the end of 2001, PT's had 20,887 employees. PTC's workforce was reduced by 6.6% to 10,296 employees whilst the number of employees working in the multimedia businesses increased 165.5% to 3,927 employees following the acquisition of Lusomundo. Not considering the impact of the Lusomundo acquisition, PT group employees would have decreased by 1.5%. The breakdown of PT's employees by business line is as set out below:

EMPLOYEES AND PRODUCTIVITY RATIOS

	2001	2000	Change	Δ %
PT Comunicações[(1)]	10,296	11,021	(725)	(6.6%)
PT Prime	882	781	101	12.9%
TMN	1,194	1,019	175	17.2%
Telesp Celular	1,711	1,856	(145)	(7.8%)
PT Multimedia	3,927	1,479	2,448	165.5%
Other	2,877	2,383	494	20.7%
Total Group Employees	**20,887**	**18,539**	**2,348**	**12.7%**
Domestic Market	17,822	15,054	2,768	18.4%
International Market	3,065	3,485	(420)	(12.1%)
Fixed Main Lines per Employee – Portugal	**418**	**390**	**27**	**7.0%**
Cards per Employee				
Telesp Celular	3,271	2,884	386	13.4%
PT Multimedia	2,983	2,318	665	28.7%

(1) Includes employees working at Marconi

9. BUSINESSES PERFORMANCE

PT Comunicações

PT Comunicações	2001	2000	Δ %	4Q01	4Q00	Δ %
Financials						
Operating Revenues	2,423.4	2,167.3	11.8%	577.9	624.9	(7.5%)
EBITDA	1,044.8	1,023.6	2.1%	248.1	227.5	9.1%
EBITDA Margin	43.1%	47.2%	(4.1 p.p.)	42.9%	36.4%	6.5 p.p.
Capex	326.7	311.8	4.8%	122.5	135.1	(9.3%)
Capex as % of Revenues	13.5%	14.4%	(0.9 p.p.)	21.2%	21.6%	(0.4 p.p.)
Operating Data						
Orig. in the Fixed Network	17,296	16,645	3.9%	676	454	48.9%
Orig. Traffic/Access/Day	11.0	10.7	2.6%	11.1%	11.4%	(2.6%)
ISDN Penetration Rate	18.6	15.2	33.1%	18.6	15.2	33.1%
Leased Lines Capacity	1,474	689	113.8%	1,474	689	113.8%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 4 of the Appendix.

PTC has continued to perform well in 2001 and it has been able to retain a 92% market share measured in terms of total minutes of outgoing traffic and a 98% market share of access lines in service, after two years of full competition.

The liberalization process continued with a number of initiatives having been implemented during the course of the year. Carrier pre-selection was introduced for local and regional calls on January 1, 2001. The local loop unbundling service offering has already been approved by the Portuguese regulator (Anacom) and the service has been made available. Number portability has also been made available since July 1, 2001 for fixed operators. The number of accesses in pre-selection totalled 355,000 at the end of year 2001.

ADSL service has also been launched on a wholesale basis in the regions of Lisbon and Oporto, covering 75% and 60% of those cities, respectively. Over the next months, ADSL services will be made available in other areas of the country, taking the total coverage of the country to 50% during the course of 2002. The take up of this service has been slow with only 3,300 subscribers at the end of 2001 and with PT's subsidiaries accounting for 80% market share.

PTC continues to promote aggressively its portfolio of services, focusing in particular on SoHo and SME clients. Some of the services for these segments of the market include ISDN based services, namely for Internet access, with integrated solutions like "NetBiz, "Cyberkit RDIS" and "CyberLAN RDIS" for small LAN's including internet/intranet and firewall facilities.

For the residential market PTC has been marketing aggressively ISDN and voice mail services, which are now positioned as a unified service together with TMN. ISDN accesses grew 22.5% in 2001 over last year, equivalent to 18.6% penetration of total main lines. PTC has currently 1.3 million voice mail boxes, an increase of 28.5% over 2000, equivalent to a penetration of 34.6% of total main lines. Customer loyalty programs have also been enhanced through the development of customer care services based on "Contact Centres", expansion of the distribution network and modernization of the sales force.

Fixed main lines in service reached more than 4.3 million. The residential clients account for 67% of all lines, SoHo and SME represent 17%, large corporate clients 9% and the residual 3% of the lines are accounted for by wholesale services.

Wholesale leased lines capacity climbed 113.8%, reflecting both the demand from new services and new operators as well as the quality and competitive pricing of PTC.

Fixed network usage in minutes increased 8.0% over year 2000. Traffic per line per day reached 11.0 minutes, an increase of 2.6%. Internet access traffic grew 22.8% and accounts for 40% of total originated traffic. Domestic voice traffic decreased 16.8% mainly due to mobile substitution. On the other hand, wholesale traffic climbed 33.1%.

In early February, the tariffs for regional and national long distance calls were reduced 17% and 14.5%, respectively. Rentals increased 5.5% and local calls and installation charges remained flat. These tariff changes resulted in an overall reduction in the fixed telephone service price basket of 7.3% in real terms (CPI-7.3%) in 2001 against a cap in the Pricing Convention of CPI-4%. Interconnection fees decreased on average 30% for origination and 28% for termination.

Fixed telephone service tariffs for 2002 will be set on the basis of a new Pricing Convention. Negotiations with the Regulator have already begun. Until signing of the new Pricing Convention, PTC will continue to operate based on a CPI-4% cap.

Operating revenues amounted to Euro 2,423 million, a rise of 11.8% over last year, mainly driven by the change in accounting regime of fixed to mobile calls and the growth in wholesale revenues. Fixed telephone service accounts for 78.4% of the revenues whilst wholesale accounts for 12.3% of total operating revenues. The breakdown of fixed telephone service revenues between subscription charges and traffic is 37.3% and 62.7%, respectively. EBITDA amounted to Euro 1,045 million, an increase of 2.1% over year 2000. EBITDA margin reached 43.1%. On a like for like basis, excluding the impact of the changes in ownership of fixed to mobile and Internet access calls, EBITDA margin would have increased by approximately 2 percentage points to 48.5%.

PTC was able to maintain solid margins due to effective cost control and continued reduction in staffing levels. During the quarter PTC launched a series of new cost reduction projects covering operating costs in the infrastructure and IT areas as well as a number of revenue enhancement projects linked to the rollout of new services. PTC reduced the number of employees by 6.6% to 10,296 within a new workforce reduction program. At the end of 2001, the number of lines per employee increased 7.0% to 418. Capex during 2001 amounted to Euro 327 million, equivalent to 13.5% of revenues.

PT Prime

PT Prime	2001	2000	Δ %	4Q01	4Q00	Δ %
Financials						
Operating Revenues	267.9	224.3	19.4%	72.1	73.4	(1.7%)
EBITDA	26.8	35.3	(24.0%)	3.6	12.1	(70.2%)
EBITDA Margin	10.0%	15.7%	(5.7 p.p.)	5.0%	16.5%	(11.5 p.p.)
Capex	66.7	68.1	(2.1%)	26.0	36.7	(29.1%)
Capex as % of Revenues	24.9%	30.4%	(5.5 p.p.)	36.0%	50.0%	(14.0 p.p.)
Operating Data						
Corp. WEB Capacity Sold (Mbps)	33.8	26.7	26.6%	1.8	0.8	125.0%
Data Comm. Accesses ('000)	234.3	99.1	136.4%	234.3	99.1	136.4%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 5 of the Appendix.

PT Prime is the commercial front end for large corporate customers covering approximately 6,500 accounts. PT Prime offers the most advanced telecommunication solutions including several access speed options, web design, application hosting and firewalls. PT Prime has also launched the largest Internet Data Centre in Portugal. Corporate Internet capacity sold in year 2001 more than doubled compared to the previous year.

For most of year 2001, PT Prime has been reinforcing its market leadership by offering superior service quality and reliability based on a solid trackrecord. In this period, PT Prime has been awarded a number of important contracts to provide telecommunications network and IT solutions for leading Portuguese institutions.

In data communications, the total number of accesses increased 26.6%, frame relay accesses climbed 65.5% and broadband connections, based on ATM network, climbed 42.4%. Leased lines capacity to end-users rose 23.2% and leased lines digital capacity reached 89% of the total.

Notwithstanding this, prices remain under pressure due to strong competition and thus the margin performance of the company dropped almost 6% in the period.

PT Prime's operating revenues amounted to Euro 268 million, an increase of 19.4% over 2000. There were significant increases in revenues from Broadband, Outsourcing and Internet related corporate services. PT Prime's EBITDA amounted to Euro 27 million, equivalent to a margin of 10.0%. PT Prime's capex amounted to Euro 67 million.

PT's Mobile Businesses

PT's domestic and international mobile assets includes TMN in Portugal and TCP and GT in Brazil. As at December 31, 2001, PT's mobile businesses covered more than 100 million inhabitants and represented approximately 10.1 million subscribers, or 61.4% of PT's total customer base.

PT and Telefónica have signed an agreement to launch a Brazilian wireless Joint Venture aggregating all of their wireless investments in Brazil. PT and Telefónica have agreed to launch the JV on a 50 / 50 basis.

TMN

TMN	2001	2000	Δ %	4Q01	4Q00	Δ %
Financials						
Operating Revenues	1,394.4	1,062.5	31.2%	384.7	312.8	23.0%
EBITDA	538.4	390.7	37.8%	149.8	103.6	44.6%
EBITDA Margin	38.6%	36.8%	1.8 p.p.	38.9%	33.1%	5.8 p.p.
Capex	283.3	352.6	(19.7%)	92.3	180.9	(49.0%)
Capex as % of Revenues	20.3%	33.2%	(12.9 p.p.)	24.0%	57.8%	(33.8 p.p.)
Operating Data						
Active Customers ('000)	3,905	2,939	32.9%	3,905	2,939	32.9%
Net Additions ('000)	966	825	17.1%	283	344	(17.7%)
Market Share Active Subs (%)	47.9	44.1	3.8 p.p.	47.9	44.1	3.8 p.p.
ARPU (Euro)	30.1	30.9	(2.7%)	29.6	32.1	(7.7%)
CCPU (Euro)	16.6	17.4	(4.8%)	16.2	19.7	(18.0%)

(amounts stated in millions of Euro)
More detailed financial and operational information is set out in Table 6 of the Appendix.

Portugal is estimated to have approximately 8.2 millions subscribers at the end of year 2001, equivalent to a penetration of 79.2%. Adjusting for the fact that on average there are 11 Sim cards for every 10 subscribers and also machine application, human penetration of the wireless service in Portugal is likely to be close to 72.0%.

In 2001 the Portuguese mobile market posted a 22.4% growth and still continues to show growth potential. TMN is the leading mobile operator with 3,905 thousand customers, having added almost 1 million customers in 2001. TMN has a lead of 1.4 million subscribers over Vodafone, which is the number two operator in the market.

TMN has continued to reinforce its leadership position and accounted for 50% of all net additions and over 50% of minutes of wireless traffic. It should also be pointed out that 18% of total net adds in 2001 were post paid customers, a 2.8 p.p. improvement over 15% achieved in year 2000.

Net additions for TMN in the fourth quarter were 283,000 subscribers. Customer retention has become a priority and to this end TMN has launched several loyalty programs for prepaid customers, which have been very successful. Loyalty programs have assisted TMN in reducing churn to 23.5%, 2.6 percentage points below the level registered in year 2000.

The average number of SMS messages per month per user with traffic was approximately 59 messages, which compares favourably to the 43 messages per customer per month for the full year 2000. Slightly over 50% of the subscriber base used the SMS services and the number of users overall has been increasing every quarter. TMN has selected its MMS platform and hopes to launch the service over the next few months. Currently, more than 544,000 customers have WAP-enabled handsets and 197,000 are active users. TMN has launched the "MyTMN" platform, which allows users to personalize a wide range of services using WAP, SMS and voice.

WAP customers can access to webmail, agenda, stock exchange information, location based services, easy messaging, on-line ticketing and chat services.

Overall, data service usage is expected to grow in the future as customers become increasingly familiar with the MyTMN platform, the service offering is enlarged and the access speed is increased through the introduction of GPRS. TMN has GPRS handsets from a number of manufacturers and plans to promote these services aggressively, to the corporate customers over the next few months. Increased data speeds are expected to improve performance and attractiveness of the MyTMN bouquet of products and should result in higher contribution of data to overall revenues in the future.

Operating revenues increased 31.2% to Euro 1,394 million in 2001. Revenues from services increased 36.3% whilst revenues from equipment sales increased only 4.2%. Revenues from data services, namely SMS and WAP services, accounted for 5.9% of revenues, up from the 3.6% contribution in 2000. ARPU for the second half of 2001 was Euro 30.4, up 2.2% over the first half of 2001. ARPU for the year was Euro 30.1. Traffic in the second half of 2001 reached 138.3 minutes per user per month compared to 136.5 minutes in the first half.

EBITDA amounted to Euro 538 million, a 37.8% increase over last year, equivalent to an EBITDA margin of 38.6%. SAC for the fourth quarter was Euro 63.1 up from Euro 61.9 in the third quarter of 2001. CCPU decreased 4.8% over year 2000 to Euro 16.6 as a result of strict cost control.

Capital expenditure for the full year 2001 amounted to Euro 283 million, equivalent to 20.3% of revenues, down from 33.2% a year ago. UMTS network rollout was postponed and investments are now being directed towards expansion of network capacity and coverage, improvement of quality of service and customer care.

Telesp Celular

Telesp Celular	2001	2000	Δ %	4Q01	4Q00	Δ %
Financials						
Operating Revenues	1,401.8	1,643.8	(14.7%)	356.5	453.2	(21.3%)
EBITDA	458.6	533.4	(14.0%)	113.1	144.2	(21.6%)
EBITDA Margin	32.7%	32.5%	0.2 p.p.	31.7%	31.8%	(0.1 p.p.)
Capex	457.9	432.0	6.0%	221.7	121.8	82.0%
Capex as % of Revenues	32.7%	26.3%	6.4 p.p.	62.2%	26.9%	35.3 p.p.
Operating Data						
Customers ('000)	5,104	4,302	18.6%	5,104	4,302	18.6%
Net Additions ('000)	802	1,409	(43.1%)	113	600	(81.2%)
Market Share Total Subs (%)	65	63	2 p.p.	65	63	2 p.p.
ARPU (Reais)	44	52	(15.4%)	45	47	(4.1%)
CCPU (Reais)	24	27	(9.4%)	24	24	1.8%

(amounts stated in millions of Euro)
The information provided in this table is the full financial results of TCP.
More detailed financial information is set out in Table 7 of the Appendix.

The São Paulo State is estimated to have approximately 7.9 million mobile customers at the end of December, which is equivalent to a penetration rate of approximately 21.1%. This compares with the overall mobile penetration in Brazil, which is estimated at 16.7%.

Net additions for TCP in the fourth quarter were 113,000, representing an estimated 77% share of total net additions in the São Paulo State. At the end of December, TCP had 5,104 thousand subscribers, equivalent to a 65% market share, post cancellation of 200 thousand cards.

Under current market conditions, TCP has been focusing on maintaining costs under control, having reduced handset subsidies significantly this quarter. As a result, SACs in the fourth quarter reached R$ 130 per gross addition from R$135 in the third quarter of 2001 and R$

169 in the second. EBITDA margin (according to Brazilian GAAP) increased to 34.5% from 32.1% in the third quarter and 27.9% in the second quarter.

TCP analogue subscriber base has been migrating successfully to the digital platform and analogue service customers now represent only 6.7% of TCP´s customer base. Prepaid customers totalled 3,735 thousand as of December 31, 2001, corresponding to 73.2% of the total number of clients. By the end of December 2001, the total number of contract clients was 1,369 thousand.

In 2001, ARPU was on average R$ 44, compared with R$ 52 over last year. ARPU in the fourth quarter was R$ 45 vs. R$ 43 in the third quarter and R$ 42 in the second quarter. The full year drop in ARPU was explained by the growing number of prepaid customers, which have lower usage, relative to TCP´s total subscriber base and a drop in MOUs due to current challenging economic conditions.

The development of WAP has been progressing well. At the end of December 2001, more than 2 million customers of TCP had WAP-enabled handsets. Over 1.5 million subscribers have already used WAP service and in the fourth quarter the WAP service generated more than 8.3 million minutes of usage, equivalent to 0.5% of total traffic.

Operating revenues at TCP amounted to Euro 1,402 million, a 14.7% decrease compared to last year but against a backdrop of a 19.6% devaluation of the Brazilian Real in the period. Net service revenues increased 0.3% over 2000, reaching Euro 1,179 million. Revenues from handset sales decreased 52.5% due to lower sales in the period.

In local currency - Brazilian Real - and according to Brazilian GAAP, EBITDA increased by ~~6.5% and EBITDA margin reached 32.1%.~~

Net Income was negatively impacted by higher financing costs related to the TCP's higher debt, a negative charge of R$ 654 million resulting from the equity consolidation of GT and extraordinary amortization of GT's goodwill amounting to R$ 279 million. Net Income amounted to negative R$ 1,114 million (negative Euro 530 million) compared to R$ 152 million in 2000 (according to Brazilian GAAP).

TCP and GT continue to invest in increasing digital capacity and digital coverage and improving quality of service. Capital expenditure for the year amounted to Euro 458 million in TCP and Euro 202 million in GT.

Global Telecom

Global Telecom	2001	2000	Δ %	4Q01	4Q00	Δ %
Financials						
Operating Revenues	202.7	146.6	38.3%	55.2	50.8	8.7%
EBITDA	(47.4)	(74.5)	36.3%	(15.9)	(32.2)	50.7%
EBITDA Margin	(23.4%)	(50.8%)	27.4 p.p.	(28.8%)	(63.4%)	35 p.p.
Capex	196.5	89.4	119.8%	72.3	11.0	554.3%
Capex as % of Revenues	96.9%	61.0%	36 p.p.	130.9%	21.7%	109 p.p.
Operating Data						
Customers ('000)	862	463	86.2%	862	463	86.2%
Net Additions ('000)	399	301	32.6%	139	135	3.0%
Market Share Total Subs (%)	35	25	10 p.p.	35	25	10 p.p.
ARPU (Reais)	40	60	(33.3%)	35	52	(32.7%)
CCPU (Reais)	50	91	(45.1%)	49	93	(47.8%)

GT accounted for 64% of the estimated 625 thousand net additions in the Santa Catarina and Paraná States in year 2001, equivalent to 399,000 new subscribers. The total number of GT's subscribers reached 862,000, as of December 31, 2001 and its market share increased from 25% at the end of year 2000 to 35%. Post paid customers represent 37.4% of the total customer base at the end of the year, but most of the growth is being driven by prepaid customers on the back of the launch of the "Baby" service. GT launched the "Baby" prepaid service on May 1, 2001. Baby net additions in Paraná and Santa Catarina reached to 233,000 in 2001 and accounted for 58% of total net additions of GT.

ARPU declined, as expected and in line with the strong expansion of the pre-paid customer base. In 2001, ARPU was R$ 40.5, a decrease of 32.3% over last year.

GT EBITDA was negative R$ 100 million in 2001, reflecting the high level of subscriber growth achieved in the period.

Other Mobile Operations

Médi Telecom started operations in Morocco in March 2000 and by the end of December 2001 had 1,113 thousand customers, representing a 38% market share. The pre-paid customers account for 93.7% of total customers of Médi Telecom. The ARPU of Médi Telecom in this period was Euro 18. Operating revenues amounted to Euro 163 million and EBITDA was a negative Euro 5 million and capex amounted to Euro 182 million. Net Income in 2001 was negative Euro 210 million and it impacted PT's Net Income by Euro 64 million.

Mascom had 220 thousand customers in Botswana at the end of December, a rise of 50.9% over the same period last year. Mascom has a market share of approximately 67% and pre-paid customers account for 96.9% of its total customer base. The ARPU of Mascom was Euro 22. Operating revenues amounted to Euro 53 million, EBITDA was Euro 15 million, equivalent to a margin of 28%, and capex amounted to Euro 7 million.

PT Multimedia

PT Multimedia	2001	2000	Δ %	4Q01	4Q00	Δ %
Financials						
Operating Revenues	625.8	247.8	152.5%	184.5	73.5	151.1%
EBITDA	42.6	(44.9)	n.m.	13.3	(12.7)	n.m.
EBITDA Margin	6.8%	(18.1%)	n.m.	7.2%	(17.3%)	n.m.
Capex	143.5	103.8	38.2%	60.7	45.5	33.4%
Capex as % of Revenues	22.9%	41.9%	(19.0 p.p.)	32.9%	61.9%	(29.0 p.p.)
Operating Data						
Pay-TV Subscribers ('000)	1,160	950	22.1%	1,160	950	22.1%
ISP Customers ('000)	682	486	40.1%	47	71	(34.3%)
Lusomundo Tickets Sold (mn)	14.7	12.6	16.6%	4.0	3.8	5.3%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 8 of the Appendix.

Operating revenues climbed 152.5% to Euro 626 million, compared with the figures for 2000. EBITDA was approximately Euro 43 million. Net income amounted to negative Euro 117 million.

PTM's 17.9% interest in UOL is being treated as a financial investment and therefore is not being consolidated, in the financial information.

Pay-TV – TV Cabo

The Pay-TV subsidiary of PTM has already passed 2,286 thousand of homes and 1.4 million of these homes already have two-way capabilities. The total number of pay-TV customers reached 1,160 thousand, a rise of 22.1% over the same period last year. At the end of the year, TV Cabo had approximately cable TV 936,000 subscribers and 224,000 DTH subscribers. The number of subscribers of the premium services increased 48.6% to 736,000. The pay to basic ratio reached 63.4% compared to 52.1% last year. ARPU was Euro 19.3, an increase of 10.3% over year 2000.

The take up of the broadband internet access using cable modem is progressing well and at the end of 2001 TV Cabo already had over 62,000 customers on this service, representing 66% market share.

TV Cabo's operating revenues amounted to Euro 281 million and EBITDA amounted to Euro 40 million, a rise of 39.8% and 38.9% over year 2000, respectively. Capex in the period amounted to Euro 106 million.

ISP and Portals – PTM.com

PTM.com had 616,000 dial-up customers, a rise of 31.9% over 2000. The network registered 36.7 million hours of Internet traffic during 2001.

ADSL service targeted to residential and SoHo customers was launched under the brand name "NetFast". Demand for Internet broadband access has been slow to pick up and at the end of the year, PTM.com had over 2.5 thousand customers.

PTM.com's Sapo portal posted 171 million page views (+81.0% over 2000) and 2.0 million unique visitors per month.

PTM.com's revenues amounted to Euro 59 million, an increase of 8.0% over last year and EBITDA amounted to negative Euro 13 million. Capex in the period was Euro 24 million.

Media - Lusomundo

Pursuant to the 100% acquisition of Lusomundo, its financial information is now being fully consolidated by PTM. Lusomundo is Portugal's leading media company with activities covering newspapers, magazines, news radio and cinema exhibition.

Jornal de Notícias, leading daily Portuguese newspaper, reached more than 10.1% of readership in Portugal. Diário de Notícias, another daily newspaper owned by Lusomundo, is aiming to become the #3 ranked paper in Portugal. The Portuguese version of National Geographic was successfully launched, with an average circulation of 80,000 copies only nine months of its launch.

The news radio channel TSF gained back the leading position amongst the top segment radio audience, with a 19.8% of radio listeners in its segment (+3.4 p.p. over 2000).

During 2001, the total cinema ticket sales in Portugal and Spain rose from 12.6 million to 14.7 million. Cinema distribution activities improved with the launch of 76 new movies.

Video and video games activities have also posted good performance, as a result of growing DVD sales and successful launch of Sony PlayStation II.

The online activities of Lusomundo have been integrated with Sapo´s multiple access portal, including WAP and IDTV and should result in costs savings in the future.

Lusomundo´s revenues amounted to Euro 293 million, a 7.9% rise over 2000. The year 2001 saw a 31.8% growth in revenues of the audiovisual area and a contraction in media advertising revenues of 3.0% due to the challenging market conditions. As a result, EBITDA amounted to Euro 23 million, an 11.6% drop over 2000.

TABLES TO FOLLOW:

Table 1: Consolidated Profit and Loss Statements
Table 2: Consolidated Balance Sheet
Table 3: Consolidated Operating Revenues
Table 4: PT Comunicações
Table 5: PT Prime
Table 6: TMN
Table 7: Telesp Celular
Table 8: PT Multimedia

This information is also available on PT's website www.telecom.pt.

Contact: Zeinal Bava, Chief Financial Officer
zeinal.bava@telecom.pt

Vitor J. Sequeira, Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.500.1701
Fax: +351.21.355.6623

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN, on Bloomberg under the symbol PLTM PL and on Quotron under the symbol PT.

TABLE 1: CONSOLIDATED PROFIT AND LOSS STATEMENTS

PORTUGAL TELECOM AND SUBSIDIARIES

(amounts in millions of Euro)

	2001		2000		Δ %
	Fully	Proportional	Fully	Proportional	Proportional
Consolidated Operating Revenues, of which:	**5,726.6**	**4,906.4**	**5,146.2**	**4,189.5**	**17.1%**
PT Comunicações	2,184.6	2,184.6	1,956.4	1,956.4	11.7%
PT Prime	215.9	215.9	176.8	176.8	22.1%
TMN	1,171.9	1,171.9	994.3	994.3	17.9%
Telesp Celular	1,401.2	574.1	1,643.8	677.8	(15.3%)
PT Multimedia	592.9	592.9	226.7	226.7	161.6%
Other	160.1	167.0	148.3	157.5	6.0%
Consolidated Operating Costs and Expenses, of which:	**4,558.8**	**3,842.5**	**4,209.5**	**3,372.5**	**13.9%**
Wages and Salaries	668.6	633.4	578.1	538.9	17.5%
Post Retirement Benefits (Normal Contribution)	140.7	140.2	103.5	112.0	25.2%
Costs of Telecommunications	715.1	618.2	470.7	375.0	64.9%
Depreciation and Amortisation	956.2	790.6	1021.5	830.5	(4.8%)
Subsidies	(3.0)	(3.0)	(0.9)	(0.9)	239.4%
Subsidies for Fixed Assets	(33.7)	(33.7)	(37.2)	(37.2)	(9.3%)
Maintenance and Repairs	120.1	117.9	105.7	105.7	11.5%
Own Work Capitalized	(179.3)	(179.3)	(133.9)	(133.9)	34.0%
Raw Materials and Consumables	139.1	139.3	97.3	97.3	43.1%
Costs of Products Sold	619.8	462.4	658.0	426.1	8.5%
Telephone Directories	89.2	89.2	87.1	87.1	2.4%
Marketing and Publicity	142.0	115.0	157.5	130.6	(11.9%)
Concession Fee	14.5	14.0	22.7	22.7	(38.2%)
Other General and Administrative	997.1	828.2	847.0	662.5	25.0%
Provision for Doubtful Receivables and Other	130.7	87.6	188.6	138.9	(36.9%)
Other Net Operating Income	(45.3)	(44.2)	(51.9)	(46.0)	(3.9%)
Taxes Other than Income Taxes	87.0	66.9	95.7	63.2	5.8%
Consolidated Operating Income	**1,167.8**	**1,063.9**	**936.8**	**817.0**	**30.2%**
Other Expenses / (Income), net of which:	**1,028.4**	**616.0**	**180.1**	**130.5**	**372.1%**
Net Interest Expenses / (Income)	299.9	239.1	257.5	219.1	9.1%
Net Other Financial Expenses / (Income) (1)	262.8	178.9	36.6	15.3	n.m.
Goodwill Amortization	154.6	152.2	99.6	99.4	53.1%
Losses on Sales and Disposals of Fixed Assets, Net	(12.7)	(12.7)	(17.5)	(17.5)	(27.3%)
Equity in Earnings of Affiliated Companies	381.3	198.6	43.3	48.2	312.3%
Other Non-Operating Expenses/(Income)	(22.5)	(27.1)	4.2	9.7	(380.8%)
Extraordinary Items (2)	(218.9)	(296.9)	(496.4)	(496.4)	(40.2%)
Work Force Reduction Programme Costs	183.9	183.9	252.7	252.7	(27.2%)
Consolidated Income Before Income Taxes	**139.3**	**447.9**	**756.7**	**686.5**	**(34.8%)**
Provision for Income Taxes	(174.6)	(178.1)	(258.6)	(258.6)	(31.1%)
Loss / (Income) Applicable to Minority Interests	342.6	37.6	42.3	112.4	(66.5%)
Consolidated Net Income for the Period	**307.4**	**307.4**	**540.3**	**540.3**	**(43.1%)**

For comparison purposes, TCP was proportionally consolidated in accordance with an economic interest of 41.23% in 2001 and 2000.

(1) Other Expenses includes Euro 94 million losses due to exchange rates risk hedging.

(2) In extraordinary items are included Euro 318 million capital gain due to the sale of 15.76% of PTM.com and to the disposal of other assets.

TABLE 2: CONSOLIDATED BALANCE SHEET

PORTUGAL TELECOM AND SUBSIDIARIES

(amounts in millions of Euro)

	Dec. 31, 2001		Dec. 31, 2000	
(Euro million)	Fully	Proportional	Fully	Proportional
Current Assets	3,628.1	3,511.5	2,032.6	1,641.3
Investments, net	2,000.3	1,947.2	1,295.3	1,290.7
Fixed Assets, net	5,491.3	4,500.5	5,446.2	4,368.5
Intangible Assets, net	4,934.4	4,754.2	3,878.8	3,811.0
Others	1,582.2	1,177.8	563.3	563.4
Total Assets	**17,636.3**	**15,891.2**	**13,216.2**	**11,674.9**
Current Liabilities	3,240.0	2,556.0	3,154.2	2,722.0
Medium and Long Term Debt	5,428.3	5,387.5	2,815.2	2,661.4
Others	3,081.2	2,848.6	1,771.6	1,748.3
Total Liabilities	**11,749.5**	**10,792.1**	**7,741.0**	**7,131.7**
Minority Interests	**1,220.0**	**432.3**	**1,113.1**	**181.1**
Total Shareholders' Equity	**4,666.8**	**4,666.8**	**4,362.1**	**4,362.1**
Total Liabilities,M.I. and Shareholders' Equity	**17,636.3**	**15,891.2**	**13,216.2**	**11,674.9**

For comparison purposes, TCP was proportionally consolidated in accordance with an economic interest of 41.23% as of December 31, 2001 and as of December 31, 2000.

TABLE 3: CONSOLIDATED OPERATING REVENUES

(amounts in millions of Euro)

	2001	2000	Δ %
	Proportional	Proportional	Proportional
PT Comunicações	**2,184.6**	**1,956.4**	**11.7%**
Fixed Telephone Service	1,712.8	1,541.2	11.1%
Domestic	1,502.3	1,289.2	16.5%
Fixed Charges	638.7	612.8	4.2%
Traffic	863.7	676.4	27.7%
Local	180.5	229.3	(21.3%)
Regional	100.0	150.0	(33.3%)
National	95.5	133.6	(28.5%)
Internet	62.5	51.5	21.3%
Fixed-Mobile	417.7	112.1	272.7%
Other	7.5	-	n.a.
International	210.5	223.2	(5.7%)
Wholesale	268.1	218.1	22.9%
Traffic	116.1	104.9	10.6%
Leased Lines	117.7	104.4	12.7%
Telecast	34.3	37.5	(8.6%)
Sales	33.7	39.0	(13.5%)
Directories	136.8	131.7	3.8%
Other	33.3	26.5	25.7%
PT Prime	**215.9**	**176.8**	**22.1%**
Data Communications	82.1	69.4	18.2%
Broadband	9.3	6.4	46.5%
Leased Lines	44.7	52.3	(14.4%)
Voice	16.5	0.4	n.m.
Internet	13.1	8.7	51.0%
ASP	7.5	5.3	42.1%
Outsourcing	15.9	12.0	32.3%
E-commerce	5.0	4.0	25.6%
Sales and Other	21.7	18.4	17.8%
PT Mobile Businesses			
TMN	**1,171.9**	**994.3**	**17.9%**
Services Rendered	1,007.9	841.0	19.8%
Sales and Other	164.0	153.3	7.0%
Telesp Celular	**574.1**	**677.8**	**(15.3%)**
Services Rendered	482.4	484.8	(0.5%)
Sales and Other	91.7	193.0	(52.5%)
PT Multimedia	**592.9**	**226.7**	**161.6%**
Pay TV	260.2	187.0	39.2%
ISP and Portals	16.9	25.7	(34.3%)
Media	138.1	-	n.a.
Sales and Other	177.7	14.0	n.m.
Other	**167.0**	**157.5**	**6.0%**
Total Operating Revenues	**4,906.4**	**4,189.5**	**17.1%**

For comparison purposes, TCP was proportionally consolidated in accordance with an economic interest of 41.23% in 2001 and 2000.

TABLE 4: PT COMUNICAÇÕES (1)

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	2001	2000	Δ%
Services Rendered	2,389.6	2,128.2	12.3%
Sales	33.8	39.1	(13.6%)
Operating revenues	**2,423.4**	**2,167.3**	**11.8%**
Wages and Salaries	311.8	312.5	(0.2%)
Post Retirement Benefits	137.9	117.9	16.9%
Costs of Telecommunications	547.7	240.6	127.6%
Depreciation and Amortization	389.5	451.0	(13.6%)
Own Work Capitalized	(121.0)	(104.0)	(16.3%)
Marketing and Publicity	25.3	36.3	(30.3%)
Concession Fee	12.7	20.8	(38.9%)
Other General & Administrative	242.7	242.8	(0.0%)
Other Net Operating Income	221.4	276.8	(20.0%)
Operating Costs and Expenses	**1,768.0**	**1,594.7**	**10.9%**
Operating Income	**655.4**	**572.6**	**14.5%**
Interest and Related Expenses	37.0	55.3	(33.1%)
Interest and Related Income	(23.4)	(28.1)	16.8%
Gain on Sales and Disposals of Fixed Assets, Net	(15.1)	(16.2)	7.0%
Equity in Earnings of Affiliated Companies	3.1	0.9	(248.4%)
Work Force Reduction Program Costs	183.9	251.0	26.7%
Other Non Operating Expenses / (Income)	1.5	(5.5)	(127.3%)
Income Before Income Tax	**468.4**	**317.1**	**47.7%**
Provision For Income Tax	(194.0)	(168.4)	15.2%
Net Income	**274.4**	**148.6**	**84.6%**

FINANCIAL RATIOS	2001	2000	Δ%
EBITDA (Operating Income + Depreciation and Amortization)	1,044.8	1,023.6	2.1%
EBITDA Margin (EBITDA / Operating Revenues)	43.1%	47.2%	(4.1 p.p.)
Interest Cover (EBITDA / Net Interest)	155.8	35.3	n.m.
Capex	326.7	311.8	4.8%

OPERATING DATA	Units	2001	2000	Δ%
Fixed Telephone Service				
Total Lines	thousand	5,918	5,680	4.2%
Main Lines in Service	thousand	4,301	4,303	0.0%
Main Lines per 100 Inhabitants	No.	41.5	41.8	(0.3 p.p.)
Churn	%	7.9	7.8	0.1 p.p.
ISDN Equivalent Main Lines	thousand	800	653	22.5%
ISDN Penetration Rate	%	18.6	15.2	3.4 p.p.
Total Traffic, of which:	$min.*10^6$	20,713	19,170	8.0%
Originated in the Fixed Network		17,296	16,645	3.9%
Fixed-Fixed National		7,431	8,933	(16.8%)
Fixed-Mobile		1,215	1,290	(5.8%)
Internet		6,916	5,630	22.8%
Others		1,323	379	249.4%
International		411	413	(0.6%)
Originated Traffic per Access per Day	minutes	11.0	10.7	2.6%
Average Weighted Price Change (price basket):	%	(2.9)	(6.1)	3.2 p.p.
Installation		0.0	0.0	0.0 p.p.
Subscription		5.5	7.0	(1.5 p.p.)
Local		0.0	2.0	(2.0 p.p.)
Regional		(17.0)	(2.0)	(15.0 p.p.)
National		(14.5)	(34.8)	20.3 p.p.
International		(10.2)	(15.0)	4.8 p.p.
Wholesale				
Wholesale Traffic	$min.*10^6$	12,186	9,157	33.1%
Average Weighted Price Change:	%	(16.5)	(12.4)	(4.1 p.p.)
Call Origination		(30.4)	-	n.a.
Call Termination		(27.9)	(26.6)	(1.3 p.p.)
Transit		12.3	(17.2)	29.5 p.p.
Wholesale Leased Lines				
Number of Leased Lines	thousand	58.8	48.2	21.8%
Capacity (equivalent to 64 kbps)	thousand	1473.7	689.4	113.8%
Digital	%	98.5	97.1	1.4 p.p.

The results of this business segment include workforce reduction costs amounting to Euro 184 million in 2001 and Euro 251 million in 2000.

(1) Includes intra-group transactions.

TABLE 5: PT PRIME (1)

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	2001	2000	Δ %
Services Rendered	258.6	215.4	20.1%
Sales	9.4	8.9	5.2%
Operating revenues	**267.9**	**224.3**	**19.4%**
Wages and Salaries	39.4	34.1	15.4%
Costs of Telecommunications	139.3	100.7	38.3%
Depreciation and Amortization	26.1	23.2	12.5%
Marketing and Publicity	6.4	6.4	(0.5%)
Other General & Administrative	37.8	31.7	19.2%
Other Net Operating Income	18.3	16.1	13.7%
Operating Costs and Expenses	**267.3**	**212.3**	**25.9%**
Operating Income	**0.6**	**12.1**	**(94.6%)**
Interest and Related Expenses	32.0	1.8	n.m.
Interest and Related Income	(8.4)	(5.8)	45.7%
Losses on Sales and Disposals of Fixed Assets, Net	0.1	0.2	(24.6%)
Equity in Earnings of Affiliated Companies	3.9	0.4	n.m.
Other Non Operating Expenses / (Income)	(1.5)	0.1	n.m.
Income Before Income Tax	**(25.5)**	**15.4**	**(265.8%)**
Provision For Income Tax	2.4	6.5	(63.1%)
Loss/(Income) Applicable Minority Interest	(1.0)	1.4	(173.4%)
Net Income	**(26.9)**	**7.5**	**(458.4%)**

FINANCIAL RATIOS	2001	2000	Δ %
EBITDA (Operating Income + Depreciation and Amortization)	26.8	35.3	(24.0%)
EBITDA Margin (EBITDA / Operating Revenues)	10.0%	15.7%	(5.7 p.p.)
Interest Cover (EBITDA / Net Interest)	n.m.	n.m.	n.m.
Capex	66.7	68.1	(2.1%)

OPERATING DATA	Units	2001	2000	Δ %
Total Data Communication Accesses	thousand	33.8	26.7	26.6%
Frame Relay		8.6	5.2	65.5%
Broadband		0.5	0.4	42.4%
Corporate WEB Capacity Sold	Mbps	234.3	99.1	136.4%
Leased Lines to End Users				
Number of Leased Lines	thousand	22.1	22.8	(3.1%)
Capacity (equivalent to 64 kbps)	thousand	99.1	80.4	23.2%
Digital	%	89.3	85.0	4.3 p.p.

(1) Includes intra-group transactions.

TABLE 6: TMN [1]

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	2001	2000	Δ %
Services Rendered	1.219.3	894.4	36.3%
Sales	175.1	168.1	4.2%
Operating Revenues	**1,394.4**	**1,062.5**	**31.2%**
Cost of Products Sold	223.6	217.5	2.8%
Costs of Telecommunications	302.1	210.3	43.7%
Marketing and Publicity	19.4	34.8	(44.2%)
Wages and Salaries	44.3	35.6	24.5%
Depreciation and Amortization	146.1	130.9	11.6%
Own Work Capitalized	(5.4)	(4.6)	(17.2%)
Other General & Administrative	192.0	131.8	45.7%
Other Net Operating Income	79.9	46.4	72.2%
Operating Costs and Expenses	**1,002.0**	**802.7**	**24.8%**
Operating Income	**392.4**	**259.8**	**51.0%**
Interest and Related Expenses	14.9	7.7	92.8%
Interest and Related Income	(1.3)	(1.6)	(18.6%)
Losses on Sales and Disposals of Fixed Assets, Net	1.5	(1.2)	223.8%
Other Non Operating Expenses / (Income)	(39.6)	(1.6)	n.m.
Income Before Income Tax	**416.9**	**256.5**	**62.5%**
Provision for Income Tax	145.7	85.8	69.8%
Net Income	**271.2**	**170.7**	**58.9%**

FINANCIAL RATIOS	2001	2000	Δ %
EBITDA (Operating Income + Depreciation and Amortization)	538.4	390.7	37.8%
EBITDA Margin (EBITDA / Operating Revenues)	38.6%	36.8%	1.8 p.p.
Interest Cover (EBITDA / Net Interest)	47.0	89.9	n.m.
Capex	283.3	352.6	(19.7%)

OPERATING DATA	Units	2001	2000	Δ %
Active Cellular Customers [2] - Portugal	thousand	8.155	6.665	22.4%
Cellular Customers per 100 inhabitants in Portugal	%	79.2	66.7	12.5 p.p.
TMN Active Customers	thousand	3,905	2,939	32.9%
Prepaid	%	83.6	84.1	(0.4 p.p)
WAP Terminals	thousand	544	153	255.7%
TMN Net Additions	thousand	966	825	17.1%
Prepaid	%	82.3	85.2	(2.8 p.p.)
TMN Market Share [2]:				
Active Subscribers	%	47.9	44.1	3.8 p.p.
Net Additions	%	49.7	41.4	8.3 p.p.
Data (% in Service Revenues)	%	5.9	3.6	2.3 p.p.
ARPU	Euro	30.1	30.9	(2.7%)
CCPU	Euro	16.6	17.4	(4.8%)
SAC	Euro	72.2	72.3	(0.2%)
ARPM	Euro	21.9	22.4	(2.2%)
MOU	Minutes	137	138	(0.5%)

(1) Includes intra-group transactions.

(2) Source: mobile operators

TABLE 7: TELESP CELULAR

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	2001 Fully	2001 Prop[1]	2000 Fully	2000 Prop	Δ % Prop
Services Rendered	1.179.3	486.3	1.175.9	484.9	0.3%
Sales	222.5	91.7	467.9	192.9	(52.5%)
Operating revenues	**1,401.8**	**578.0**	**1,643.8**	**677.8**	**(14.7%)**
Wages and Salaries	60.0	24.7	66.0	27.2	(9.2%)
Post Retirement Benefits	0.8	0.3	(14.5)	(6.0)	105.0%
Costs of Telecommunications	165.4	68.2	162.8	67.1	1.6%
Depreciation and Amortization	281.8	116.2	325.0	134.0	(13.3%)
Marketing and Publicity	46.0	19.0	45.8	18.9	0.6%
Other General & Administrative	293.2	120.9	329.8	136.0	(11.1%)
Other Net Operating Income	377.8	155.8	520.5	214.6	(27.4%)
Operating Costs and Expenses	**1,225.0**	**505.1**	**1,435.4**	**591.9**	**(14.7%)**
Operating Income	**176.8**	**72.9**	**208.4**	**86.0**	**(15.2%)**
Interest and Related Expenses	320.0	132.0	142.8	58.9	124.2%
Interest and Related Income	(69.8)	(28.7)	(39.0)	(16.1)	78.6%
Equity in Earnings of Affiliated Companies	311.0	128.2	(8.2)	(3.4)	n.m.
Other Non Operating Expenses / (Income)	7.9	3.2	(9.3)	(3.8)	n.m.
Extraordinary Items	132.7	54.7	-	-	n.m.
Income Before Income Tax	**(525.0)**	**(216.5)**	**122.1**	**50.4**	**(529.9%)**
Provision for Income Tax	6.0	2.5	0.0	0.0	n.m.
Loss/(Income) Applicable Minority Interest	0.0	0.0	0.0	3.3	n.m.
Net Income	**(519.0)**	**(214.0)**	**122.1**	**47.0**	**(555.0%)**

FINANCIAL RATIOS	2001 Fully	2001 Prop	2000 Fully	2000 Prop	Δ % Prop
EBITDA (Operating Income + Depreciation and	458.6	189.1	533.4	220.0	(14.0%)
EBITDA Margin (EBITDA / Operating Revenues)	32.7%	32.7%	32.5%	32.5%	0.2 p.p.
EBITDA./Services.Rendered.[2]	38.9%	38.9%	45.4%	45.4%	(6.5 p.p.)
Interest Cover (EBITDA / Net Interest)	5.0	5.0	8.1	8.1	n.m.
Capex	457.9	188.8	432.0	178.1	6.0%

OPERATING DATA	Units	2001	2000	Δ %
Total Cellular Customers - São Paulo State	million	7.9	6.8	15.2%
Cellular Customers per 100 Inhabitants - São Paulo State [3]	%	21.1	18.7	2.4 p.p.
TCP Customers	thousand	5,104	4,302	18.6%
Prepaid	%	73.2	62.7	10.5 p.p.
Digital	%	93.3	81.3	12.1 p.p.
WAP Terminals	thousand	2,031	624	225.7%
TCP Net Additions	thousand	802	1,409	(43.1%)
TCP Market Share [3]:				
Total Customers	%	65	63	2 p.p.
Net Additions	%	77	63	14 p.p.
ARPU	Reais	44	52	(15.4%)
CCPU	Reais	24	27	(9.4%)
SAC	Reais	128	71	80.0%

(1) Corresponding to an economic interest of 41.23% in 2001 and 2000.
(2) Excluding handsets.
(3) Total concession area.

TABLE 8: PT MULTIMEDIA [1]

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	2001	2000	Δ %
Services Rendered	461.1	241.4	91.0%
Sales	164.7	6.4	2473.4%
Operating Revenues	**625.8**	**247.8**	**152.5%**
Wages and Salaries	104.1	53.4	95.0%
Costs of Telecommunications	38.1	31.7	20.3%
Depreciation and Amortization	69.2	48.4	42.9%
Own Work Capitalized	(6.8)	(5.4)	(25.5%)
Marketing and Publicity	39.4	30.9	27.4%
Other General & Administrative	280.4	170.3	64.7%
Other Net Operating Income	128.1	11.9	976.4%
Operating Costs and Expenses	**652.5**	**341.2**	**91.2%**
Operating Income	**(26.7)**	**(93.4)**	**(71.4%)**
Interest and Related Expenses	86.7	50.2	72.9%
Interest and Related Income	(11.9)	(21.7)	(45.0%)
Losses on Sales and Disposals of Fixed Assets, Net	0.9	0.1	n.m.
Equity in Earnings of Affiliated Companies	12.8	3.3	290.6%
Other Non Operating Expenses / (Income)	15.2	8.8	(72.7%)
Income Before Income Tax	**(130.4)**	**(134.1)**	**(2.7%)**
Provision for Income Tax	2.3	1.3	77.3%
Loss/(Income) Applicable Minority Interest	(16.0)	(29.6)	45.9%
Net Income	**(116.7)**	**(105.8)**	**10.3%**

FINANCIAL RATIOS	2001	2000	Δ %
EBITDA (Operating Income + Depreciation and Amortization)	42.6	(44.9)	n.m.
EBITDA Margin (EBITDA / Operating Revenues)	6.8%	(18.1%)	n.m.
Interest Cover (EBITDA / net interests)	1.5	(4.4)	n.m.
Capex	143.5	103.8	38.2%

OPERATING DATA	Units	2001	2000	Δ %
Pay TV				
Homes Passed	thousand	2,286	2,175	5.1%
Homes Passed with two-ways capabilities	thousand	1,439	672	114.0%
Subscribers, of which:	thousand	1,160	950	22.1%
Cable		936	819	14.3%
DTH		224	131	70.2%
Premium Subscribers, of which:	thousand	736	495	48.6%
Sport TV		335	246	36.2%
Telecine		173	109	58.4%
Others		227	140	62.7%
Pay to Basic Ratio	%	63.4	52.1	11.3 p.p.
ARPU	Euro	19.3	17.5	10.3%
ISP				
Internet Accesses, of which:	thousand	682	486	40.1%
NetCabo		62	19	234.1%
Sapo Portal (December)				
Page Views per Month	million	170.8	94.4	81.0%
Unique Visitors per Month	million	2.0	2.0	3.3%
Reach	%	60.7	50.3	10.4 p.p.
Lusomundo				
Tickets Sold	million	14.7	12.6	16.6%
Portugal		8.6	8.5	1.5%
Spain		6.1	4.1	47.8%
Audience:	%			
Jornal de Notícias		10.1	11.7	(1.6 p.p.)
Diário de Noticias		4.2	5.2	(1.0 p.p.)
TSF (top segment radio audience)		19.8	16.4	3.4 p.p.

1) Includes intra-group transactions. The 2001 figures includes Lusomundo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: March 13, 2002

By: ______________________

Name: Vitor Sequeira

Title: Manager of Investor Relations